
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2014

Washington DC 404

SEC FILE NUMBER	
8 -	42547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.W. Pressprich & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 5th Avenue, 12th Floor
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Scofield   (212) 832 6022
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
     [X] Certified Public Accountant
     [ ] Public Accountant
     [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard Scofield _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Pressprich & Co. _____ , as of December 31 _____ ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

CFO

_____ Title

_____ 2/26/14
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**R.W. PRESSPRICH & CO.
AND SUBSIDIARIES**

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONTENTS





4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To R.W.Pressprich & Co.

We have audited the accompanying consolidated statement of financial condition of R.W.Pressprich & Co. and Subsidiaries (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.W. Pressprich & Co. and Subsidiaries as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 19, 2014

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	2,323,778
Receivables from clearing brokers, net		9,925,381
Securities owned, at fair value		15,261,568
Accrued interest receivable		83,549
Deposits with clearing brokers		526,234
Property and equipment, net		4,661,252
Other assets		977,590
	$	33,759,352

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Securities sold, not yet purchased, at fair value	$	12,367,044
Accounts payable and accrued expenses		4,087,953
Accrued interest payable		51,604
Total liabilities		16,506,601
Stockholders' equity		
Class A voting common stock, no par value, 10,000 shares authorized, 1,463 shares issued, 1,463 shares outstanding		556,622
Class A-1 non-voting common stock, no par value, 30,000 shares authorized, 18,988 shares issued, 18,622 shares outstanding		14,363,883
Treasury stock (at cost):		
366 shares Class A-1 non-voting		(340,307)
Retained earnings		2,672,553
Total stockholders' equity		17,252,751
	$	33,759,352

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

R.W. Pressprich & Co., Inc. is a broker-dealer, located in New York City, New York, Boston, Massachusetts, Chicago, Illinois, New London, New Hampshire, and Plymouth, Minnesota. R.W. Pressprich & Co., Inc. is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of securities principal transactions.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co., Inc.

Pressprich Funding, LLC ("Funding"), is a wholly-owned subsidiary of R.W. Pressprich & Co., Inc.

Pressprich Funding II, LLC, ("Funding II"), is a majority-owned subsidiary of R.W. Pressprich & Co., Inc.

Pressprich Credit Products, LLC ("PCP"), is a wholly-owned subsidiary of R.W. Pressprich & Co., Inc.

On February 19, 2010, R.W. Pressprich & Co., Inc., a New York corporation, re-incorporated in Delaware and simultaneously changed its name to R.W. Pressprich & Co. ("Pressprich").

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of Pressprich, PCM, Funding, Funding II and PCP (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

These consolidated financial statements were approved by management and available for issuance on February XX, 2014. Subsequent events have been evaluated through this date.

Securities Owned and Securities Sold, Not Yet Purchased, at fair value

All securities owned and securities sold, not yet purchased are valued at fair value and unrealized gains and losses are reflected in revenues.

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

---

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

---

1. Nature of operations and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:

Asset	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software	3 Years

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2013.

Current income tax expense for the year ended December 31, 2013 relates principally to the New York City corporate tax.

R.W. Pressprich & Co. files a consolidated return with PCM, Funding and PCP. The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

---

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the consolidated financial statements. Actual results could differ from those estimates.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

2. Securities owned and securities sold, not yet purchased, at fair value

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2013, are as follows:

	Securities Owned, at fair value	Securities Sold, Not Yet Purchased, at fair value
U.S. Government obligations	$ 3,468,437	$ 6,698,937
Corporate bonds	9,906,125	5,344,497
Equity securities	1,752,250	
Options	134,756	323,610
	$ 15,261,568	$ 12,367,044

6

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

---

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets (at fair value)				
Investments in securities				
U.S. government obligations	$ 3,468,437	$ -	$ -	$ 3,468,437
Equity securities	1,752,189		61	1,752,250
Corporate bonds	9,892,713	13,412	-	9,906,125
Options	134,756	-	-	134,756
Total investments in securities	$ 15,248,095	$ 13,412	$ 61	$ 15,261,568
Liabilities (at fair value)				
Securities sold short				
U.S. government obligations	$ 6,698,937	$ -	$ -	$ 6,698,937
Equity securities	863,932			863,932
Corporate bonds	4,480,565			4,480,565
Options	323,610	-	-	323,610
Total securities sold short	$ 12,367,044	$ -	$ -	$ 12,367,044

4. Deposits with clearing brokers

Pursuant to agreements with its clearing brokers, the Company is required to maintain clearing deposits of at least $500,000 and to maintain net capital of at least $100,000.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

---

5. Property and equipment

Details of property and equipment at December 31, 2013 are as follows:

Office equipment	$	4,343,272
Leasehold improvements		4,274,087
Furniture and fixtures		1,193,731
Computer software		606,452
		10,417,542
Less accumulated depreciation and amortization		5,756,290
	$	4,661,252

Depreciation and amortization expense was approximately $680,000 for the year ended December 31, 2013.

6. Liabilities subordinated to claims of general creditors

At December 31, 2012, the Company had one subordinated loan agreement with Pressprich Funding, LLC, a non-consolidated affiliate which was in accordance with agreements approved by the FINRA. At December 31, 2012 Pressprich Funding, LLC was owned by ten of the largest shareholders of Pressprich, all of whom were active in the daily management and operations of Pressprich at that time. The terms of the subordinated loan agreement were as follows:

- $2,225,000 loan agreement maturing on January 31, 2013 and bearing interest at 4.00% per annum.

On January 31, 2013, the Company repaid the total balance of the subordinated loan to Pressprich Funding, LLC. No additional subordinated loans have been issued through the date of this report. Subsequent to the repayment of the loan, Pressprich Funding, LLC became a wholly-owned subsidiary of Pressprich.

7. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to annual Internal Revenue Code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. For the year ended December 31, 2013, there were no contributions towards the qualified 401(k) retirement plan.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

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8. Commitments and contingencies

The Company is obligated under four office leases expiring on various dates through January 2023. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Future aggregate minimum annual rent payments under these leases at 2013 are approximately as follows:

2014	$	1,630,000
2015		1,598,000
2016		1,590,000
2017		1,555,000
2018		1,649,000
Thereafter		6,772,000
	$	14,794,000

Rent expense was approximately $1,700,000 for the year ended December 31, 2013.

As of December 31, 2013, the Company had a standby letter of credit of approximately $1,160,000 outstanding which represents a security deposit for its New York offices space lease obligation. The letter of credit is secured by Cash in the amount of approximately $1,160,000 which is included in cash.

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $8,280,000, with approximately $8,000,000 in excess of its minimum requirement of $272,530.

In accordance with SEC Rule 17a-5, a summary of financial data of PCM at December 31, 2013, which is not consolidated for purposes of the Company's filings pursuant to Focus Report Part II-A, is as follows:

Assets	$	-
Liabilities	$	-

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

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10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposits with the clearing brokers are pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.